PRESS RELEASE

Blackstone offer document published: Celanese shareholders can accept offer for friendly takeover from today until March 15

•	Offer document approved by BaFin

•	Major shareholder KPC committed to accept the offer

•	Largest public-to-private transaction ever in Germany

•	Blackstone plans to support current Celanese strategy

Stuttgart/Kronberg/Hamburg, 2 February 2004 – As of today, shareholders in Celanese AG can accept the offer made by BCP Crystal Acquisition GmbH & Co. KG, the acquisition vehicle set up by private equity funds advised by The Blackstone Group to acquire all outstanding shares in Celanese AG. Following approval by the German Federal Office for Supervision of Financial Services (BaFin) and in accordance with the German Securities Acquisition and Takeover Act (WpÜG) and applicable U.S. securities laws, the offer document was published today. Celanese AG shareholders should receive the offer document and certain other information and instructions for accepting the offer within the next few days by mail.

As announced on 16 December 2003, BCP Crystal Acquisition GmbH & Co. KG is offering to acquire all outstanding registered ordinary shares of Celanese AG at a price of EUR 32.50 per share in cash. This offer represents a premium of approximately 13% above the average closing price of the shares over the last three months before the offer was announced and a premium of approximately 42% over the average closing price of the shares over the twelve months preceding the announcement of the offer. Shareholders of Celanese AG can accept the offer until March 15, 2004 (midnight Central European Time, 6:00 p.m. New York City Time).

With a total transaction value of approximately EUR 3.1 billion including the value of Celanese’s current net debt and pension and post-retirement benefit obligations, this transaction would be the largest public-to-private offer in Germany to date.

Kuwait Petroleum Corporation (KPC), the largest shareholder of Celanese AG, which holds 14.40 million shares representing approximately 26.3% of the registered share capital of Celanese AG (and 29.2% of the current voting rights represented by outstanding shares excluding treasury shares), has agreed to tender, subject to certain conditions, all of its shares in this offer. Following the rules of the WpÜG, the management board and the supervisory board of Celanese AG will now evaluate the offer and issue their reasoned opinion within 10 to 14 days.

Blackstone plans to support the current Celanese AG strategy and is committed to positive and constructive employee relations. Blackstone also supports the growth and restructuring initiatives already initiated by the management of the company.

The offer being made by BCP Crystal Acquisition GmbH & Co. KG is subject to certain conditions, including certain antitrust clearances, a minimum acceptance level of 85% of the outstanding Celanese shares (excluding treasury shares), the absence of certain material adverse changes with respect to Celanese AG and other important conditions described in the offer document.

The offer document and other offer materials will be made available free of charge in either the German or English language at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, as well as Innisfree M&A Incorporated, 501 Madison Avenue, 20th floor, New York, New York 10022, U.S. The announcement of the commencement of this offer is also being made today by means of a summary advertisement in the U.S. in The Wall Street Journal.

In accordance with the German Securities Acquisition and Takeover Act (WpÜG), the publication of the offer document is also being made available on the internet on the website http://www.tbg-cag.de.

The acceptance period for this offer will expire on March 15, 2004, at 24.00H Central European Time, 6:00 p.m. New York City time, unless the acceptance period is extended. The acceptance period may only be extended in limited circumstances, described in detail in the offer document. If the acceptance period is extended, publication of such extension will be made in accordance with German law, as described in the offer document, and by a public announcement thereof in the U.S., which will be made no later than 9:00 a.m., New York City time, on the U.S. business day following the scheduled expiration of the acceptance period.

Note regarding forward-looking statements. This news release contains “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Celanese AG resulting from and following the proposed transaction. These statements are based on the current expectations of BCP Crystal Acquisition GmbH & Co. KG’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

About Blackstone:
 The Blackstone Group, a leading global investment firm, was founded in 1985. The firm has raised in excess of $25 billion for alternative asset investing since its formation, including over $14 billion for private equity investing. Blackstone Capital Partners IV is the largest institutional private equity fund ever raised at $6.45 billion. Blackstone is headquartered in New York. Blackstone is advised on its European investments by offices in London and Hamburg. The latter office was recently opened to advise on fund investments in the German speaking and Northern European markets. Blackstone ´s policy is only to pursue strictly friendly transactions.

Contact for The Blackstone Group Deutschland GmbH:
Frank Elsner
Frank Elsner Kommunikation für Unternehmen GmbH
Tel: ++49 – 54 04 – 91 92 0
Fax: ++49 – 54 04 – 91 92 29
Mail: office@elsner-kommunikation.de

Dr. Hanns Ostmeier
Managing Director
The Blackstone Group Deutschland GmbH
Tel.: ++49 – 40 – 320 05 118
Fax: ++49 – 40 – 320 05 200
Mail: ostmeier@blackstone.com

Contact for The Blackstone Group, New York:
John Ford
VP Corporate Communications
Tel.: ++1 – 212 – 583 55 59
Fax: ++1 – 212 – 583 52 56
Mail: ford@blackstone.com

Chinh Chu
Senior Managing Director
Tel.: ++1 – 212 – 583 – 5872
Fax: ++1 – 212 – 583 – 5722
Mail: chu@blackstone.com

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